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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

America West Resources, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

02365V-10-6
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(CUSIP Number)

57 West 200 South, Suite 400
Salt Lake City, Utah  84101
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2007
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 02365V-10-6

1.   Name of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

George R. Jarkesy, Jr.

2.  Check the Appropriate Box If a Member of a Group (See Instructions).
     (a)  [   ]
     (b)  [   ]

3.  SEC Use Only.

4.  Source of Funds (See Instructions).

AF, PF & OO

5.  Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).  [   ]

6.  Citizenship or Place of Organization.

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power.	20,100,000

	8.	Shared Voting Power.	1,500,000

	9.	Sole Dispositive Power	20,100,000

	10.	Shared Dispositive Power.	1,500,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

21,600,000

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).   [   ]

13.  Percent of Class Represented by Amount in Row (11).

23.2%

14.  Type of Reporting Person (See Instructions).

IN

ITEM 1.       SECURITY AND ISSUER.

$0.001 par value common stock of America West Resources, Inc., a Nevada Corporation, located at 57 West 200 South, Suite 400, Salt Lake City, Utah  84101

ITEM 2.       IDENTITY AND BACKGROUND.

(a)	Name. George R. Jarkesy, Jr.

(b)	Residence or Business Address. 3 Riverway, Suite 1800, Houston, Texas 77056

(c)	Principal Occupation and Business Address. Fund Manager of John Thomas Capital Management, LLC located at 3 Riverway, Suite 1800, Houston, Texas 77056

(d)	Five Year Criminal Proceedings History. None

(e)	Five Year Civil Proceedings History. None

(f)	Citizenship. Texas

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In December 2007, America West Resources, Inc. (the “Company”) sold 4,000,000 shares of its common stock to George R. Jarkesy, Jr. for a total cash consideration of $100,000.  The funds for this transaction came from Mr. Jarkesy’s personal bank account and were not borrowed.

In September 2007, John Thomas Bridge and Opportunity Fund, LP purchased 100,000 shares of the Company’s common stock at a price of $0.25 per share in the open market.  In December 2007, the Company sold 16,000,000 shares of its common stock to John Thomas Bridge and Opportunity Fund, LP for a total cash consideration of $400,000.   The funds for these transactions came from John Thomas Bridge and Opportunity Fund, LP’s bank account and were not borrowed.

In December 2007, the Company issued 1,500,000 shares of its common stock to Marathon Advisors, LLC as consideration for services rendered by Marathon Advisors, LLC valued at $37,500.

ITEM 4.       PURPOSE OF TRANSACTION.

Mr. Jarkesy acquired his shares in the Company for investment purposes only, and did not acquire the shares for the purpose of changing or influencing control of the company nor did it result in a material change in the company’s business or corporate structure.

John Thomas Bridge and Opportunity Fund, LP acquired its shares for investment purposes only, and did not acquire the shares for the purpose of changing or influencing control of the company nor did it result in a material change in the company’s business or corporate structure.

Marathon Advisors, LLC acquired its shares solely as consideration for the services it rendered to the Company, and did not acquire the shares for the purpose of changing or influencing control of the company nor did it result in a material change in the company’s business or corporate structure.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

George R. Jarkesy, Jr. beneficially owns 21,600,000 common stock shares of the Company.  Of those shares, (i) 4,000,000 shares are registered in Mr. Jarkesy’s name, (ii) 16,100,000 shares are registered in the name of John Thomas Bridge and Opportunity Fund, LP (Mr. Jarkesy is the managing member of John Thomas Capital Management Group, LLC, which entity is the general partner John Thomas Bridge and Opportunity Fund, LP), and (iii) 1,500,000 shares are registered in the name of Marathon Advisors, LLC, in which Mr. Jarkesy has a 50% ownership interest.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                     RESPECT TO SECURITIES OF THE ISSUER.

Mr. Jarkesy is not a party to any contract, agreement, or understanding with respect to the securities of the Company

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

No Exhibits are attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008

Signature:	/s/ GEORGE R. JARKESY, JR.

Name/Title:	George R. Jarkesy, Jr.